SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
       ---------------------------------------------------------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                           Lucor, Inc.
       ----------------------------------------------------------
                        (Name of Issuer)


            Class A Common Stock, par value $.01 per share
       ----------------------------------------------------------
                    (Title of Class of Securities)

                                0-25164
       ----------------------------------------------------------
                            (CUSIP Number)

                            D. Fredrico Fazio
                  633 South Andrews Boulevard, 5th Floor
                     Fort Lauderdale, Florida 33301
                        Telephone: (954) 463-0585
       ----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                          January 31, 2001
       ----------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 0-25164

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D. Fredrico Fazio -  Social Security No. ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)

          (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d)
          OR 2(e)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


 NUMBER               7    SOLE VOTING POWER
   OF                      302,659 shares - 13.0%
 SHARES

BENEFICIALLY          8    SHARED VOTING POWER
 OWNED BY                  302,659 shares - 13.0%

  EACH                9    SOLE DISPOSITIVE POWER
REPORTING                  302,659 shares - 13.0%

PERSON WITH          10    SHARED DISPOSITIVE POWER
                           Not applicable

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          302,159 shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0%

   14     TYPE OF REPORTING PERSON
          IN

Item 1.  Security and Issuer

     The class of equity securities to which the Statement relates is the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Lucor, Inc. (the "Issuer"), a
Florida corporation, with principal offices located at 790 Pershing Road, Raleigh, North Carolina 27608.

Item 2.  Identity and Background

     (a)  Mr. D. Fredrico Fazio.

     (b)   Mr.  D. Fredrico Fazio's address is 633 South  Andrews
Boulevard, 5th Floor, Fort Lauderdale, Florida 33301.

     (c) Mr. D. Fredrico Fazio is a member of the Board of Directors of the Issuer.

     (d) Mr. D. Fredrico Fazio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. D. Fredrico Fazio has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. D. Fredrico Fazio used personal funds to purchase his holdings. There is no agreement in place currently with respect to any financing.

Item 4.  Purpose of Transaction

     Mr. D. Fredrico Fazio holds his shares of the Class A Common
Stock for investment purposes, and will continue to accumulate or dispose of such stock as he deems appropriate for such purpose.

     Except as set forth above, Mr. D. Fredrico Fazio does not have any plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. D. Fredrico Fazio beneficially owns 302,659 shares of Class A Common Stock.

     (b) Mr. D. Fredrico Fazio has (i) the sole power to vote or direct the voting of all 302,659 shares of Class A Common Stock and (ii) the sole power to dispose or direct the disposing of all 302,659 shares or of Class A Common Stock.

     (c) Mr. D. Fredrico Fazio has not engaged in any transactions with respect to the Class A Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer

     Not applicable.

Item 7.  Material to Be Filed as Exhibits

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 2001



                              By:/s/ D. Fredrico Fazio
                                -----------------------------
                                   D. Fredrico Fazio


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